EXHIBIT 4.4

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a brief description of the common stock (“Common Stock”) of Mercury General Corporation (the “Company”) registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This description of the terms of the Company’s stock does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable provisions of the California General Corporation Law (“CGCL”), and the full text of the Company’s articles of incorporation, as amended to date (the “Articles of Incorporation”), and the Company’s amended and restated bylaws (“bylaws”), copies of which are incorporated by reference to this Annual Report on Form 10-K.
General
The authorized capital stock of the Company consists of 70,000,000 shares of Common Stock, without par value. The principal stock exchange on which the Company’s Common Stock is listed is the New York Stock Exchange under the symbol “MCY.” All outstanding shares of Common Stock are validly issued, fully paid and nonassessable.
Common Stock
Voting Rights. The holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders and, upon giving the notice required by law, may cumulate their votes in an election of directors.
Dividend Rights. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor.
Right to Receive Liquidation Distributions. In the event of the liquidation or dissolution of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities.
No Preemptive or Similar Rights. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. The Company’s Common Stock is not subject to redemption provisions.
Anti-Takeover Provisions
The Company currently has provisions in its Articles of Incorporation, as amended, and bylaws which could have an “anti-takeover” effect. The affirmative vote or consent of the holders of two-thirds (66 2/3%) of the Company’s securities entitled to vote is required for (a) any amendment of the Articles of Incorporation, (b) the merger or consolidation of the Company with any other corporation except for the merger or a wholly-owned subsidiary of the Company into the Company or (c) the sale, lease, conveyance, exchange, transfer or other disposition of all or substantially all of the assets of the Company. The agreement among the Company, Mr. George Joseph and Mrs. Gloria Joseph regarding Mr. and Mrs. Joseph’s ownership of the Company’s Common Stock could also have an “anti-takeover” effect.
In addition, as a California corporation, the Company is subject to the provisions of Section 1203 of the CGCL, which requires it to provide a fairness opinion to its shareholders in connection with their considerations of any proposed “interested party” reorganization transaction.
Ownership Restrictions
The Company is subject to the Holding Company Act which generally restricts the ability of any one person to acquire 10% or more of the Company’s voting securities without prior regulatory approval.